EDGAR AND HAND DELIVERY United States Securities and Exchange Commission Division of Corporate Finance 100 F. Street, N.E. Washington D.C. 20549	New York 601 Lexington Avenue 31st Floor New York, NY 10022 T +1 212 284 4926 F +1 646 521 5726 www.freshfields.com Doc ID US3036647/2 Our Ref VFJ

August 22, 2018

Re:                             KLX Energy Services Holdings, Inc.
Registration Statement on Form 10
File No. 001-38609

On behalf of our client, KLX Energy Services Holdings, Inc., a Delaware corporation (the Company), and in connection with its registration statement on Form 10 (the Registration Statement), the Company is submitting changed pages to Amendment No. 1 to the Registration Statement, which reflect information related to the distribution ratio, the record date, the distribution date, and the date the Company’s parent is expected to approve the distribution of the shares of the Company’s common stock.  The Company intends to file Amendment No. 2 to the Registration Statement on Friday, August 24, 2018, reflecting these changed pages.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (212) 284-4926 or Valerie.Jacob@freshfields.com.

Sincerely,

/s/ Valerie Ford Jacob
Valerie Ford Jacob

cc:                                Roger Franks

(KLX Inc.)

The Freshfields Bruckhaus Deringer US LLP partners include members of the Bars of the State of New York and the District of Columbia, Solicitors of the Supreme Court of England and Wales and Rechtsanwälte of Germany.

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